FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.	News Release dated April 28, 2005 (“M1 Launches "BlackBerry from Vodafone" in Singapre") News Release dated April 28, 2005 (“Vodafone Spain Expands BlackBerry Offering")	Page No 2 3

Document 1

April 28, 2005

FOR IMMEDIATE RELEASE

M1 Launches “BlackBerry from Vodafone” in Singapore

Singapore and Waterloo, ON — M1 and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have introduced the “BlackBerry® from Vodafone” solution for both corporate and individual customers in Singapore.

As a Partner Network of Vodafone, M1 will have the exclusive rights to sell the “BlackBerry from Vodafone” solution to corporate, small business and individual customers in Singapore. M1‘s offering will include the BlackBerry 7100v™ and BlackBerry 7290™.

The BlackBerry 7100v and BlackBerry 7290 both feature an easy-to-navigate user interface, quad-band and Bluetooth® support and provide “always on” access to email, phone, text messaging, Internet browser, organizer and corporate data applications. The BlackBerry 7100v features SureType™, a new and innovative keyboard technology from RIM that successfully converges a phone keypad and a QWERTY keyboard to fit within the size constraints of a traditional mobile phone design.

“Interest in BlackBerry has shot up in recent months and I think this is a good time for M1 to enter the market. The ‘BlackBerry from Vodafone’ solution will be an excellent option for M1 customers looking for a proven wireless email and communications solution. Our attractive handset prices, complemented by the very competitive tariff plans and free roaming bundles will make M1‘s offering extremely hard to beat,” said Neil Montefiore, M1‘s Chief Executive Officer.

“We are very pleased to extend our partnership with Vodafone to Singapore and we look forward to working with M1,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “The BlackBerry 7100v and BlackBerry 7290 together with M1‘s attractive service packages will appeal to corporate and individual customers alike.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to ten corporate and/or personal email accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP email accounts) from a single device.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

April 28, 2005

FOR IMMEDIATE RELEASE

VODAFONE SPAIN EXPANDS BLACKBERRY OFFERING

Vodafone Spain Introduces BlackBerry 7290, BlackBerry 7730 and BlackBerry Enterprise Server v4.0

Madrid, Spain and Waterloo, Canada — Vodafone Spain and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) have added BlackBerry Enterprise Server™ v4.0 as well as two new devices to the BlackBerry® portfolio available in Spain: the BlackBerry 7290™ and BlackBerry 7730™.

“Our goal is to offer our business customers tailored and integrated solutions that will increase their business productivity and improve their response capacity by providing the most advanced technology. Today, Vodafone Spain offers the largest range of BlackBerry devices in Spain, allowing users to access phone, corporate data, and Internet applications, as well as send and receive emails while on the move,” comments Antonio Alemán, Director, Vodafone Spain.

The BlackBerry 7290 and BlackBerry 7730 both offer support for email, phone, text messaging, browser, organizer and corporate data applications in a single integrated handheld. The BlackBerry 7290 features 32 MB flash memory (plus 4 MB SRAM) and delivers an exceptional voice experience with quad-band support for domestic and international roaming* and Bluetooth® support for hands-free use with headsets and car kits. The BlackBerry 7730 offers a larger color screen for displaying e-mail, web pages and corporate data applications and features 16 MB flash memory (plus 2 MB SRAM) and tri-band support.

BlackBerry Enterprise Server v4.0 continues to build upon and enhance many of the core features that have made BlackBerry the leading wireless platform for corporate and government users.  In addition to wireless synchronization capabilities (for email, calendar, contacts, memos and task lists), BlackBerry Enterprise Server v4.0 also enables email filter settings and out-of-office messages to be controlled remotely via BlackBerry devices and features enhanced email attachment capabilities (with support for formats such as Microsoft Word, Excel, PowerPoint, Adobe PDF, ASCII, JPG, GIF, BMP, PNG and TIFF). BlackBerry Enterprise Server v4.0 also supports simplified application development capabilities, advanced security standards (including support for AES and Triple DES), and enables integration with enterprise applications (e.g. ERP, CRM) as a standards-based wireless platform.

“BlackBerry continues to grow in popularity around the world as corporations and mobile professionals discover the productivity, flexibility and competitive advantage enabled by the unique and proven BlackBerry wireless platform,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “We are pleased to work with Vodafone Spain to expand its range of BlackBerry products, providing Vodafone’s mobile customers in Spain with more choice.”

For corporate customers, BlackBerry Enterprise Server™ software tightly integrates with Microsoft® Exchange, IBM Lotus® Domino™ and Novell GroupWise® and works with existing enterprise systems to enable secure, push-based, wireless access to email and other corporate data.

— more —

For individuals and smaller businesses, BlackBerry Internet Service™ allows users to access up to 10 corporate and/or personal e-mail accounts (including Microsoft Exchange, IBM Lotus Domino and many popular ISP e-mail accounts) from a single device without the need for server software.

_________________

About Vodafone

Vodafone is the world's largest mobile community, with equity interests in 26 countries and Partner Networks in a further 14 countries, serving over 151 million proportionate customers. For further information visit: www.vodafone.com

For further information:
Carmen Alvear
Corporate Communications
Vodafone Spain
Tel: 607132957
www.vodafone.es

Nayra del Rio
Grupo Quator for
Vodafone Spain - Corporate Communications

Tel: 607570549
gabinetedeprensa@vodafone.com

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

For further information:
Media Contacts:
Courtney Flaherty
Brodeur for RIM
+1 212.771.3637
cflaherty@brodeur.com

Hotwire PR for RIM
+44 207 608 2500

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

*Check with Vodafone Spain for roaming services.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	April 28, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller